February 3, 2012

VIA EDGAR

Rufus Decker

Accounting Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E., Mail Stop 4631

Washington, D.C.  20549

Re:	Carlisle Companies Incorporated
Form 10-K for the Fiscal Year ended December 31, 2010
Form 10-Q for the Fiscal Quarter ended September 30, 2011
File No. 1-9278

Dear Mr. Decker:

On behalf of Carlisle Companies Incorporated (the “Company”), and in accordance with our previous response, the following is the Company’s response to the comment letter of the staff of the Securities and Exchange Commission (the “Staff”) dated January 31, 2012 with respect to the above-referenced filing.  The Company’s response to your comment is preceded by the text of the comment in your letter.

Form 10-K for the Fiscal Year Ended December 31, 2010

Financial Statements

Notes to the Financial Statements

Note 9 - Acquisitions, page 56

1.              We note your response to comment six from our letter dated December 27, 2011.  Please provide more transparent disclosures regarding the periods used to amortize your customer relationships in a manner similar to your response.  You may summarize this information by aggregating useful lives by meaningful ranges of useful lives.  Please show us supplementally what your revised disclosures will look like.

Management Response:

In future filings, beginning with the Company’s Form 10-K for the year ended December 31, 2011, the Company will revise its disclosures regarding the periods used to amortize its customer relationships in a manner similar to the following:

Note 1 – Significant Accounting Policies

The Company determines the useful life of its customer relationship intangible assets based on multiple factors including the size and make-up of the acquired customer base, the expected dissipation of those customers over time, the Company’s own experience in the particular industry, the impact of known trends such as technological obsolescence, product demand or other factors, and the period over which expected cash flows are used to measure the fair value of the intangible asset at acquisition.  The Company periodically re-assesses the useful lives of its customer relationship intangible assets when events or circumstances indicate that useful lives have significantly changed from the previous estimate.

Note 13 – Goodwill and Intangible Assets

The following depicts the Company’s customer relationship intangible assets by useful life as of December 31, 2011 and 2010:

Customer Relationship Intangible Assets

($ in millions)

	Acquired Cost as of
	December 31
Estimated Useful Life (Years)	2011	2010

5	$13.7	$13.7
10	10.2	10.2
15	95.3	38.5
16	49.7	45.3
17	4.5	4.5
18	7.1	7.1
19	20.2	—
20	75.0	75.0

Total	$275.7	$194.3

Note 17 – Commitments and Contingencies, page 76

Litigation, page 77

2.              We note your response to comments seven and eight from our letter dated December 27, 2011.  Your revised disclosure states that the ultimate outcome of other legal actions may have more than an inconsequential impact on your results of operations for a particular period, which indicates that the ultimate outcome may be material.  It is not clear how this corresponds to your response to comment eight in which you indicate that the estimate of any loss exceeding amounts accrued is immaterial.  Please advise or revise your disclosures as necessary.  Please show us supplementally what your revised disclosures will look like.

Management Response:

In future filings, beginning with the Company’s Form 10-K for the year ended December 31, 2011, the Company will revise its disclosures to no longer include discussion of the matter with the U.S. Immigration and Customs Enforcement Office of Investigations because the Company has concluded that its ultimate outcome will not be material.

Please do not hesitate to call me at (704) 501-1106 with any questions regarding the foregoing.

Sincerely,

/s/ Steven J. Ford
Steven J. Ford
Vice President and Chief Financial Officer